

Mail Stop 3720

September 1, 2006

Via U.S. Mail and Fax (619-466-4730)
Mr. Jeffrey W. Flannery
Chief Executive Officer, Chief Financial Officer and Director
The Jackson Rivers Company
550 Greens Parkway
Suite 230
Houston, TX 77067

> **Re: The Jackson Rivers Company**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 26, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006**
> **File No. 333-70932**

Dear Mr. Flannery:

    We have reviewed your supplemental response letter dated August 31, 2006 as well as your filing and have the following comment. As noted in our comment letter dated June 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-QSB for the Quarter Ended June 30, 2006

Note 2 - Acquisition of UTSI International Corporation, page 5

1.   The cost of an acquired entity is generally determined based on the fair value of the consideration distributed to the seller, using the guidelines in paragraphs 20 through 23 of SFAS 141. Considering the characteristics of the securities issued in the merger, we believe the cost of UTSI is most reliably measured by determining the fair value of the Series C Preferred Stock.

       Your letter dated August 31, 2006 describes the methodology and assumptions you used to estimate the fair value of the Series C Preferred Shares. It is not apparent that this methodology is appropriate for determining the fair value of convertible preferred stock.

In the merger you issued Series C Preferred Stock that converts into common stock using a formula based on the market value of Jackson Rivers' common stock. The conversion formula ensures that the holders will receive common stock with a fair value of at least $2.2 million dollars. In addition, the holder may receive additional shares of common stock upon conversion as a result of the adjustment to the conversion rate based on the future revenues of UTSI's operations. We believe the fair value of the preferred shares should be based on the value of the common stock that may be issued on conversion.

Please revise your financial statements for the period ended June 30, 2006 to record the cost of UTSI based on the fair value of the preferred shares issued.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director